Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

07027325

24 September 2007

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Per

Andrew M Knox
Public Officer

Enc.

dw10/17

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

First Oil from Oyong Field

Cue is pleased to announce that it has been advised by Santos, the operator for the Oyong field, that oil production has commenced from the field in the Sampang PSC, offshore approximately 70km east of Surabaya in Indonesia.

Santos comments that:

"After an initial ramp-up period, gross oil production rates are expected to stabilize at between 8,000 and 10,000 barrels of oil per day.

Oil is produced via a wellhead platform with 5 oil wells and 2 gas wells, with processing undertaken on the Sea Good 101 production barge and then piped to the Shanghai FSO for storage and offtake.

Front end engineering design for development of the Oyong gas reserves is underway, with a final investment decision expected before the end of 2007, and first gas production anticipated in the first half of 2009. A gas sales agreement has been signed with PT Indonesia Power, with gas to be piped via a 55 kilometre pipeline to an onshore processing facility adjacent to the Grati power station in East Java.

The Wortel gas field, which was discovered in 2006, is located approximately 7km west of Oyong and could potentially be incorporated into the gas development, subject to further appraisal which is planned for first half of 2008."

Cue Comment

"First oil production from Oyong is an important milestone in Cue's growth phase" said Cue's Chief Executive Officer, Bob Coppin.

"Oyong oil production will compliment Cue's existing oil production from the SE Gobe field in Papua New Guinea and Cue's oil production will again increase in 2008 when production begins from the Maari oil field in New Zealand", he said.

The participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd (Operator)	45%
Singapore Petroleum Company Limited	40%
Cue Sampang Pty Ltd	15%

See attached photo & map.

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

24 September 2007



Production Barge on Location Adjacent to
Well Head Platform

Oyong Oil Production


0
50
kilometres
Java Sea
Sampang PSC
Madura Offshore PSC
Madura Island
Oyong
Surabaya
Maleo
Wortel
Area II
Porong
Area I
Area IV
Area V
Area III
Brantas PSC
Grati
Central Java
East Java

Legend

- Santos acreage
- Oil Field
- Gas Field
- Oil pipeline
- Gas pipeline



END